May 29, 2007

Management’s Discussion and Analysis

The following is a discussion of the results of operations and financial condition of Astris Energi Inc. (“Astris”) for the quarters ended March 31, 2007 and 2006. The unaudited financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and are presented in Canadian dollars unless otherwise stated. This discussion should be read in conjunction with the audited consolidated financial statements and notes for December 31, 2006 and Management’s Discussion and Analysis for the year ended December 31, 2006.

Additional information relating to Astris is on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Forward-looking Statements and Risk Factors

The following discussion contains forward-looking statements that are based on current expectations and entails various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different from those expressed or implied. The forward-looking information contained in this document is current only as of the date of the document. There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise. You should not place undue reliance on forward-looking statements. Readers are encouraged to read the section entitled “Risks and Uncertainties” in this MD&A for a discussion of the factors that could affect our future performance.

Overview and Business of Astris

Founded in 1983, Astris Energi Inc. has become a leading alkaline fuel cell (AFC) technology company. More than $18 million has been spent to develop the Company’s AFC technology, resulting in a fuel cell that has unique attributes compared with other fuel cell technologies. The Company’s AFC differentiates itself from other fuel cells by demonstrating quicker startup and shutdown, higher efficiency, and tolerance to freezing and high humidity environments. Further building on these valuable characteristics, the Company’s AFC has very promising economic benefits including lower material costs and lower operating costs when compared with other low temperature fuel cell technologies. The Company has continued to develop three product lines including power modules, power generators, and test equipment. Using the POWERSTACK™ MC250 the Model E7 and Model E8 AFC power generators were demonstrated, tested and sold during the year. The TL5 40A Test Load, test load interface (TLIF) and TESTMASTER™, an integrated control and data acquisition software suite, continued to sell as our test equipment line and should continue to provide some near-term revenue.

Based in Mississauga, Canada, the Company owns a subsidiary in Vlasim, Czech Republic called Astris s.r.o. through its 100% ownership of holding company 2062540 Ontario Inc. Astris s.r.o. manufactures the anodes and cathodes for the Company’s fuel cells at this Czech Republic subsidiary. Astris Energi Inc. assembles the fuel cell and fuel cell stacks and manufactures the ‘balance of plant’ on a demonstration basis for the E7 and E8 generators at its plant in Mississauga.

Astris is the only publicly traded company focused on AFC technology in North America. The Company went public through a reverse takeover in 1995 to broaden its access to capital. It trades on the U.S. OTC Bulletin Board under the symbol ASRNF.

Business Environment

Independent researchers forecast that fuel cells will prove to be a transformational technology, once remaining cost, technical, and public acceptance hurdles are overcome.

The fuel cell industry is evolving gradually, with the pace of demand determined by a number of factors including:

•	Capital available to fund further development of technology;
•	The level of government commitment to develop a clean energy economy, which currently is greater in Europe, Japan, and Canada than in the U.S.;
•	The level of government commitment to develop a hydrogen infrastructure; and
•	The price, availability and long-term security of conventional power sources, which affect the demand for fuel cells as an alternative energy source

There are three key markets - stationary uses (notably uninterruptible power supplies, off-grid power and back-up power for mission critical applications including hospitals, fire stations, airports, and off-grid communities); portable uses for personal and commercial customers (including small generators for cottages and worksites); and transportation uses (including cars, boats, golf cars, wheel chairs, and fork lifts).

There are a number of factors contributing to growing demand for fuel cells, including:

•	Increasing demand for reliable power;
o	accentuated by power blackouts of recent years
•	Deregulation of power markets and introduction of competition;
•	Environmental/political concerns;
•	Developing regions without power grids;
•	Geographic considerations/remote power;
•	Distributed power generation;
•	High oil prices; and
•	Homeland Security.

Developments During the three months ended March 31, 2007

The Company issued 4,248,750 shares at US $0.08 cents per share to ACME Global Inc. (“ACME”) in satisfaction of fees that they paid to the Company in the amount of US $339,900 ($330,000 plus 3% for expenses including out-of-pocket costs, travel-related expenses, and attorney’s fees) with respect to a due diligence exclusivity period.

Developments Subsequent to the three months ended March 31, 2007

On April 17, 2007 the Company announced that it executed a binding letter of intent with Green Shelters Innovations Ltd. (GSI), a wholly-owned subsidiary of Green Shelters (India) Private Ltd, to sell substantially all of its assets. This transaction, which was negotiated by the Special Committee of the Board of Directors of Astris, includes the sale of substantially all of the assets of the Company, including its fuel cell and test load technology assets for consideration of: (i) approximately US$3.1 Million in cash; (ii) forgiveness of US$1.6 Million of face value secured convertible debentures held by ACME Global Inc. (a subsidiary of GSI) and accrued interest of US$175,000; (iii) an option for Astris to redeem and then cancel 4,248,750 shares recently acquired by ACME Global Inc. for US$0.08 per share for nominal consideration; and (iv) a secured convertible promissory note funding commitment of a minimum of US$150,000 per month to finance operations to closing and to be forgivable thereafter.

On closing, existing management would resign both as officers and directors of the Company. It is the intention of the Board of the Company to appoint a new CEO with a mandate to utilize the remaining cash and residual tax losses to seek a new business opportunity.

The obligation of the parties to consummate this transaction will be subject to the following primary conditions: 1) no material adverse change to Astris’ business; 2) execution of employment agreements between GSI and key personnel of Astris; 3) completion prior to July 31, 2007; 4) approval by at least two thirds of the votes cast at a Special Meeting of Astris shareholders, expected to be called shortly; 5) completion prior to June 1, 2007 of definitive documentation; 6) receipt of all necessary government approvals; and 7) exclusivity to GSI for the period to closing. As such, the parties have agreed to reciprocal break-up fees equal to an amount essentially equivalent to any advances under the secured convertible promissory note operating facility described above, at the time of any breach.

This transaction has received the unanimous endorsement of the Company’s Board, whose members have also agreed to vote their shares in favour. A circular outlining further details of this transaction will be mailed to shareholders shortly. More details on this LOI are filed on www.sec.gov and www.sedar.com .

Outlook

This Outlook section contains certain Forward-Looking Statements. By their nature, Forward-Looking Statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the caution regarding forward-looking statements on page 1.

If the binding letter of intent transaction announced on April 17, 2007 with Green Shelters Innovations Ltd. materializes into a definitive sale of substantially all of the assets of the Company, the Company will look to utilize its publicly traded vehicle with remaining cash of approximately $3,000,000, no debt, and substantial tax loss carry forwards the value of which will not be exactly quantified until the sale has been completed. The Board will evaluate different proposals with the sole intention of creating shareholder value. These proposals may include merging or acquiring companies that may or may not be related to the fuel cell industry. Immediately after closing the contemplated sale of assets, expected shortly after the shareholders meeting called on July 10, 2007 providing that two-thirds, the Board of Directors is expected to set the framework for what type of deal it will target. The Board will continue to keep shareholders appraised through news releases and filings with the relevant Canadian and US securities commissions.

In the event the binding letter of intent does not materialize into definitive agreements, or if a majority of shareholders at the Shareholders meeting on July 10, 2007 do not vote in favour of the sale of assets, the Company is in very poor financial condition and will likely seek bankruptcy protection. There is no cash to fund current operations, the Company has debt which it currently cannot pay back and management believes that the climate for investment into fuel cell companies or a company in our financial position has not been favourable. In the event of bankruptcy in this case, shareholders of common stock may not receive any proceeds from a liquidation of the Company due to the debt. This could greatly reduce any value left to common shareholders.

Financial Review

The following is a review of the key performance measurements from the income statement for the three months ended March 31, 2007 and March 31, 2006. These figures include the operations of the Company’s foreign subsidiary Astris sro.

Revenue

For the quarter ended March 31, 2007, revenue from the sale of fuel cells and related products and contract work was $45,979 compared with $46,844 for the same period in 2006. In 2007, sales amounted to $nil in Canada, $6,064 to the Czech Republic and $39,915 to the rest of the world. Sales of fuel cells and related products in 2006 amounted to $nil in Canada, $676 in the Czech Republic and $46,168 to the rest of the world.

Expenses

For the quarter ended March 31, 2007, expenses totaled $481,828 compared to $702,889, in the same period in 2006. The main decrease was the recognition of the Scientific Research and Development tax refund, a slight decrease in Research and Development expenses to $207,825 compared with $251,465 in 2006, due to the temporary slowdown in Research and Development activity as the Company waited for new financing, a decrease in General and Administration costs and professional fees offset by the non cash amortization of Deferred Debenture Financing costs and Derivative liability.

Net Loss for the quarter ended March 31, 2007

Astris reported a net loss of $435,849 (a loss of $0.009 per share basic and diluted) for the quarter ended March 31, 2007 compared to a loss of $656,045 (a loss of $0.016 per share basic and diluted) for the quarter ended March 31, 2006. The decrease in the loss was due mainly to the recognition of the Research and Development tax credit.

SUMMARY OF THE RESULTS FOR THE LAST FOUR QUARTERS (see table at end)

Liquidity and Capital Resources

Astris had an operating negative cash flow of $176,590 in 2007 compared to a positive cash flow of $42,490 in 2006.

At quarter end March 31, 2007, Astris had assets of $1,658,702 compared to the $844,394 of assets in 2006. This increase is the direct result of the non-cash treatment under US GAAP rules for the valuation of the Convertible Debenture Debt. The Debenture Debt, both Canadian and US$ totaled $1,814,385 as at March 31, 2007. The valuation process under US GAAP values the conversion rights, the attached warrants along with the imputed interest.

The results of this valuation process were to reflect a $1,089,544 unrealized gain along with $367,579 of amortized debenture financing costs in the 2006 year end income statement. A further amortization of $189,244 in the current period left unamortized balances at March 31, 2007 of an asset of $855,545 of Deferred financing costs, a Derivative liability of $549,596 and a reduction of the actual debt from its true value of $1,814,385 to $574,380 on the balance sheet.

Off-balance-sheet arrangements

Astris does not have any off-balance sheet arrangements.

Share Capital

Share capital consists of the following:

Authorized:
Unlimited common shares
10,000,000 preferred shares

	2007		2006
	Common Shares		Common Shares
	Number	$Value	Number	$Value

Issued at January 1	48,131,669	11,205,002	37,906,569	10,030,096
-in exchange for consulting and
professional fees and expenses from
non-related parties	-	-	954,039	146,682

-in exchange for consulting and
professional fees and expenses from
related parties	1,838,732	151,416	1,351,620	220,033
Conversion of advances payable	4,248,750	384,023
Conversion of US$ Convertible Debentures	899,280	29,567	-	-
	6,986,762	565,006	2,305,659	366,715

as at March 31	55,118,431	11,770,008	40,212,228	10,396,811

Business Risks

Astris is a late-stage development company entering the pilot production phase, and it is therefore difficult to assess its business and future prospects.

Astris to date has been selling fuel cells and related products on a research and demonstration basis rather than a commercial basis. The company commenced pilot production of its POWERSTACK™ MC250 power module, hopefully leading to commercialization. There are a number of business risks at this stage of development, and within the fuel cell industry generally, as outlined below.

The audited annual report of the Company states that the ability of the Company to continue as a going concern is in substantial doubt.

Whether the Company continues as a going concern is dependent upon the Company’s ability to raise additional capital, the successful commercialization of one or more of the Company’s research projects, and the attainment of profitable operations. The ability to generate future revenues will depend on a number of factors, many of which are beyond control of the Company. These factors include the rate of market acceptance of its fuel cell products, competitive activities, regulatory developments and general economic trends.

Ability to obtain additional capital, thereby resulting in curtailment or cessation of operations.

The ability of the Company to realize its objectives depends in large part upon obtaining additional capital. The Company has a present need for capital in connection with its fuel cell development activities and transition to commercial operations. The Company believes that it will require at least US$10 million over the next three to five years to establish production and subsequently market the fuel cells and fuel cell products developed by the Company.  There is no assurance that any additional financing will be available on commercially attractive terms, in a timely fashion, in sufficient amounts, not substantially dilutive to shareholders, or at all. If adequate funds are not available, the Company would have to scale back its operations, including its product development, manufacturing and marketing activities, all of which could lead ultimately to cessation of operations.

Astris expects to continue to incur net losses in the foreseeable future and therefore may not be able to fully implement its business strategy. The company has been funding research and development and other working capital needs primarily through private investors. Alternate sources of funding have included grants from the government of the Czech Republic, most recently to help fund development of Astris fuel cells and portable power generators; and Canadian government tax programs. Astris has judiciously issued shares in lieu of cash.

Astris may never complete the development of commercially viable fuel cell power products, and if it fails to do so, it will not be able to meet its business and growth objectives. The company has commenced its pilot production since 2005, to validate its ability to produce its advanced fuel cell in large volume, leading to reduced costs. To date it has not achieved viable commercial production of fuel cells or fuel cell power products.

Astris faces significant competition from other developers and manufacturers of fuel cell products and related products. If it is unable to compete successfully, it could fail to achieve acceptance of its proposed products. Astris’ AFC has some competitive advantages over other alkaline fuel cells and other fuel cell types, including its relatively low cost, higher efficiency, and rapid start-up even in sub-zero temperatures.

Astris, like other fuel cell companies, faces competition for fuel cell power products from developers and manufacturers of traditional power technologies and other alternative power technologies. Each of our target markets is currently served by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted technologies such as internal combustion engines and turbines, as well as coal, oil, and nuclear powered generators. There are also competitors working on developing technologies including other types of fuel cells, other alternative power technologies, advanced batteries, and hybrid battery/internal combustion engines, which may compete for our target customers. Demand for our products is dependent on continued efforts to commercialize hydrogen-based fuel cell power technologies. If we are unable to compete successfully we could experience a loss of market opportunity and reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.

Astris has no experience manufacturing fuel cell products on a large-scale basis, and if it does not develop adequate manufacturing processes and capabilities, it will be unable to achieve its growth and profitability objectives. Astris contracted an internationally recognized fuel cell specialist, to lead the development of the Company’s semi-automatic pilot production facility that operated during 2005. The facility is ably managed by a chemical engineer who has been involved in developing the alkaline fuel cell at Astris s.r.o. since 1995. Lack of finance has been a major obstacle to attempt to develop adequate manufacturing processes and capabilities.

Accidents involving the flammable fuels used with the products could impair their market acceptance.

The fuel cell products use hydrogen, which typically is generated from gaseous and liquid fuels such as propane, natural gas or methanol, in a process known as reforming. While the Company’s fuel cell products do not use these fuels in a combustion process, natural gas, propane and hydrogen are flammable fuels that could leak into a residence or commercial location and combust, if ignited by another source. Since the Company’s products have not yet gained widespread market acceptance, any accidents involving the Company’s systems, or other fuel cell-based products, could materially impede demand for the products. At present, the Company does not carry insurance to cover such accidents.

The Company’s products may from time to time contain design defects that are difficult to detect and correct.

Although the Company does not know of any existing design defects, there can be no assurance that defects or flaws will not be found in new products after commencement of commercial shipments or, if discovered, that the Company will be able to successfully correct such defects or flaws in a timely manner or at all. The occurrence of defects or flaws in the Company’s products could result in loss of, or delay in, market acceptance of the Company’s products. Correcting such defects or flaws could require significant expenditures by the Company.

Astris’ products may not meet performance expectations in field tests, which could negatively affect its customer relationships and increase its manufacturing costs. The components of its fuel cell products may contain defects or errors that could negatively affect its customer relationships and increase its manufacturing and warranty costs. In internal bench tests, the POWERSTACK™ MC250 has performed at up to 60% over the original design specification and the E8 Portable AFC power generator has operated at an electrical efficiency in excess of 50%. However, these initial results do not guarantee similar performance in future independent field tests.

Astris may not be able to manage successfully the expansion of its operations.
Astris will need to recruit, train and retain key management and other qualified personnel to successfully expand its business. Astris has been gradually expanding its management and technical team to meet customer demand and pilot production requirements. Transition to pilot production is a critical step to meet demand for its products, and validate its ability to produce the POWERSTACK™ MC250 in volume leading to commercialization.

Astris dependence on attracting and retaining key personnel. The success of the Company is largely dependent on the performance of its key employees, particularly Jiri K. Nor. Mr. Nor founded Astris and is the principal developer of Astris’ alkaline fuel cell technology. Additionally, the Company is dependent on a small number of employees who have been with Astris for numerous years and who actually construct Astris’ technological components and are familiar with its proprietary designs. Loss of the services of Mr. Nor or the failure to attract and retain additional key employees with necessary skills could have a material adverse impact upon the Company’s growth and potential profitability. Competition for highly skilled management, technical, research and development and other employees is intense and the Company may not be able to afford key person life insurance policies on any of its employees.

Astris depends on intellectual property and its failure to protect that intellectual property could adversely affect its future growth and success. The company mainly uses trade infringement protection and files for patents as necessary for commercialization.

The Company has never paid dividends and it does not anticipate paying dividends in the foreseeable future.

The Company has never declared any cash dividends on its Common Shares, and if the Company were to become profitable, it would be expected that most or all of such earnings would be retained to support the business. As a result, shareholders must rely on stock appreciation for any return on their investment in the Common Shares.

The Company has authorized an unlimited number of common shares and up to 10,000,000 preferred shares of capital.

Under Canadian law the Company is able to issue an unlimited number of its common shares and up to 10 million preferred shares. The Company does not need the consent of its shareholders to issue these additional shares. Therefore, there is a high likelihood of dilution from the issuance of additional shares. The additional shares can be used to thwart a takeover attempt that the Board of Directors does not deem in the Company’s best interest, however the Company has not made any provision for issuing shares in that manner. The Company has not issued any preferred shares.

Astris may be unable to raise sufficient additional capital to pursue its commercialization plans and may be forced to discontinue product development, reduce its sales and marketing efforts or forego attractive business opportunities. The Company’s cash position and working capital requirements mean that the company will require continuing external financing until it becomes cash flow positive through commercialization of one or more of its products. The Company hired Ardour Capital Investments in the fourth quarter 2005. The Company received U.S. $1,500,000 in debenture financing from a private investor early in the second quarter of 2006. The Company will continue to look for additional financing to further develop its business plan.

The holders of the convertible debentures have the option of converting into shares of our common stock. The holders of the convertible debentures may also exercise their common share purchase warrants. If the convertible debentures are converted or the share purchase warrants are exercised, there will be dilution of your shares of our common stock.

The issuance of shares of our common stock upon conversion of the convertible debentures and upon exercise of the share purchase warrants will result in dilution to the interests of other holders of our common stock. The principal amount of the convertible debentures may be converted at the option of the holders into shares of our common stock at the lower of a fixed price of $.2483 per share or 90% of the lowest volume weighted average trading price per share for the 10 trading days prior to conversion, subject to adjustment pursuant to the anti-dilution provisions as set forth in the convertible debentures. Each convertible debenture and each share purchase warrant is subject to anti-dilution protection upon the occurrence of certain events. If, among other things, we offer, sell or otherwise dispose of or issue any of our common stock (or any equity, debt or other instrument that is at any time over its life convertible into or exchangeable for our common stock) at an effective price per share that is less than the conversion price of the convertible debenture or the exercise price of the share purchase warrant, the conversion price of the convertible debentures or the exercise price of the warrants will be reduced, depending on the number of shares of common stock that we issue at that lower price, to a price which is less than the conversion price or the exercise price.

If an event of default occurs under our convertible debentures, it could seriously harm our operations.

The debentures and related agreements contain numerous events of default which include:

•	failure to pay interest, principal payments or other fees when due;

•	breach by us of any material covenant or term or condition of the notes or any agreements made in connection therewith;

•	breach by us of any material representation or warranty made in the notes or in any agreements made in connection therewith;

•	default on any indebtedness exceeding, in the aggregate, $100,000, to which we or our subsidiaries are a party;

•	bankruptcy or insolvency proceeding instituted by or against us and not dismissed within 30 days;

•	common stock suspension from trading for 5 consecutive trading days; and

If we default on the debentures and the holder demands all payments due and payable, the cash required to pay such amounts would most likely come out of working capital, which may not be sufficient to repay the amounts due. In addition, since we rely on our working capital for our day to day operations, such a default on the note could materially adversely affect our business, operating results or financial condition to such extent that we are forced to restructure, file for bankruptcy, sell assets or cease operations. Further, our obligations under the notes are secured by substantially all of our assets. Failure to fulfill our obligations under the notes and related agreements could lead to loss of these assets, which would be detrimental to our operations.

Any significant downward pressure on the price of our common stock as the debenture holders sell shares of our common stock could encourage short sales by others, subject to applicable securities laws.

In turn, sales of a substantial number of shares of our common stock by way of short sales could further depress the market price of our stock. In an ordinary or "uncovered" short sale, a selling stockholder causes his or her executing broker to borrow the shares to be delivered at the completion of the sale from another broker, subject to an agreement to return them upon request, thereby avoiding the need to deliver any shares actually owned by the short seller on the settlement date for the sale. Since the short seller does not own the shares that are sold, the short seller must subsequently purchase an equivalent number of shares in the market to complete or "cover" the transaction. The short seller will realize a profit if the market price of the shares declines after the time of the short sale, but will incur a loss if the market price rises and he or she is forced to buy the replacement shares at a higher price. Accordingly, a declining trend in the market price of our common stock may stimulate short sales.

Sales of a substantial number of shares of our common stock in the public market could cause a reduction in the market price of our common stock.

The F-3 registration statement was declared effective July 21, 2006. From that date, the selling security holders may convert their convertible debentures and exercise their share purchase warrants. As a result of such conversion or exercise, a substantial number of our shares of common stock may be issued and may be available for resale, which could have an adverse effect on the price of our common stock. To the extent any of the selling security holders convert any of their convertible debentures or exercise any of their share purchase warrants, and then resell the shares of common stock issued to them upon such conversion or exercise, as applicable, the price of our common stock may decrease due to the additional shares of common stock in the market.

Low market prices for our common stock could result in greater dilution to our stockholders, and could negatively impact our ability to convert the debt into equity.

The market price of our common stock significantly impacts the extent to which the Cornell debt is convertible into shares of our common stock. The lower the market price of our common stock as of the respective times of conversion, the more shares we will need to issue to Cornell to convert the principal and interest payments then due.

A prolonged decline in the price of our common stock could result in a reduction in the liquidity of our common stock and a reduction in our ability to raise capital.

Because our operations have been primarily financed through the sale of equity securities, a decline in the price of our common stock could be especially detrimental to our liquidity and our continued operations. Any reduction in our ability to raise equity capital in the future would force us to reallocate funds from other planned uses and would have a significant negative effect on our business plans and operations, including our ability to develop new products, implement our marketing plans and continue our current operations. If the stock price declines, there can be no assurance that we can raise additional capital or generate funds from operations sufficient to meet our obligations and as a result we may be forced to scale down or even cease our operations.

SUMMARY OF THE RESULTS FOR THE LAST FOUR QUARTERS

	Three months ended Mar. 31, 2007	Three months ended Dec. 31, 2006	Three months ended Sept. 30, 2006	Three months ended June 30, 2006	Total

(expressed in $Cdn)

Revenue	45,979	15,547	10,423	13,101	85,050

Expenses (gain)	481,828	(119,968)	538,247	1,085,169	1,982,840

(Net Loss)	(438,849)	135,515	(527,824)	(1,072,068)	(1,900,226)

(Loss per Common Share)	(0.009)	0.027	(0.011)	(0.026)	(0.018)